Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-256911

LIFEMD, INC.
1,400,000 Shares of 8.875% Series A Cumulative Perpetual Preferred Stock

(Liquidation Amount of $25.00 Per Share)

Final Term Sheet

Issuer:	LifeMD, Inc.

Securities:	8.875% Series A Cumulative Perpetual Preferred Stock (the “Series A Preferred Stock”)

Number of Shares:	1,400,000 Shares of Series A Preferred Stock

Option to Purchase Additional Shares:	Up to 210,000 Shares Series A Preferred Stock

Trade Date:	September 30, 2021

Settlement Date:	October 4, 2021

Listing:	Expected Nasdaq “LFMDP”

Size:	$35,000,000

Option:	Up to $5,250,000

Maturity Date:	Perpetual (unless redeemed by us on or after October 15, 2022 or in connection with a change of control or delisting event).

Rating:	The Series A Preferred Stock will not be rated.

Dividend Rate (Cumulative):	We will pay cumulative cash dividends on the Series A Preferred Stock, when and as declared by our Board of Directors, at the rate of 8.875% of the $25.00 liquidation preference per year, equivalent to $2.21875.

Dividend Payment Dates:	Dividends will be payable quarterly in arrears, on or about the 15th day of January, April, July and October, beginning on or about January 15, 2022; provided that if any dividend payment date is not a business day, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day, and no interest, additional dividends or other sums will accumulate. Dividends will accumulate and be cumulative from, and including, the date of original issuance, which is expected to be October 4, 2021. The first dividend, which is scheduled to be paid on or about January 15, 2022 in the amount of $0.622483 per share, will be for more than a full quarter and will cover the period from, and including, the first date we issue and sell the Series A Preferred Stock through, but not including, January 15, 2022.

Price to the Public:	100%

Day Count:	30/360

Liquidation Preference:	The liquidation preference of each share of Series A Preferred Stock is $25.00. Upon liquidation, holders of Series A Preferred Stock will be entitled to receive the liquidation preference with respect to their shares of Series A Preferred Stock plus an amount equal to accumulated but unpaid dividends with respect to such shares.

Optional Redemption:	On and after October 15, 2022 and prior to October 15, 2023, the shares of Series A Preferred Stock will be redeemable at our option, in whole or in part, at a redemption price equal to $25.75 per Preferred Share, plus any accrued and unpaid dividends up to, but not including, the date of redemption. On and after October 15, 2023 and prior to October 15, 2024, the shares of Series A Preferred Stock will be redeemable at our option, in whole or in part, at a redemption price equal to $25.50 per Preferred Share, plus any accrued and unpaid dividends up to, but not including, the date of redemption. On and after October 15, 2024 and prior to and prior to October 15, 2025, the shares of Series A Preferred Stock will be redeemable at our option, in whole or in part, at a redemption price equal to $25.25 per Preferred Share, plus any accrued and unpaid dividends up to, but not including, the date of redemption. On and after October 15, 2025, the shares of Series A Preferred Stock will be redeemable at our option, in whole or in part, at a redemption price equal to $25.00 per Preferred Share, plus any accrued and unpaid dividends up to, but not including, the date of redemption. In addition, upon the occurrence of a Delisting Event or a Change of Control (each as defined herein), we may, subject to certain conditions, at our option, redeem the Series A Preferred Stock, in whole or in part within 90 days after the first date on which such Delisting Event occurred or within 120 days after the first date on which such Change of Control occurred, as applicable, by paying $25.00 per share, plus any accumulated and unpaid dividends up to, but not including, the redemption date.

Special Optional Redemption Upon a Change of Control or Delisting Event:	Special optional redemption by the Company upon a change of control or delisting event, in whole or in part, for $25.00 per share, plus accrued but unpaid dividends, to, but not including, the redemption date (the “Redemption Right”). The circumstances that will constitute a “change of control” and a “delisting event” will be set forth in the documents governing the Series A Preferred Stock.

Special Conversion Right Upon a Change of Control or Delisting Event:	Upon the occurrence of a change of control or delisting event, in the event the Company does not exercise the Redemption Right, holders of the Series A Preferred Stock will have the right to convert some or all of the Series A Preferred Stock held by such holder into a number of common shares at a predetermined ratio.

DRD/QDI Eligible:	Yes

Minimum Denomination / Multiples:	$25.00/$25.00

CUSIP/ISIN:	53216B 203 / US53216B2034

Joint Book-Runners:	B. Riley Securities, Inc., Ladenburg Thalmann & Co. Inc., Colliers Securities LLC and EF Hutton, division of Benchmark Investments, LLC

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Co-Managers:	Aegis Capital Corp., The Benchmark Company, LLC, Boenning & Scattergood, Inc., Chapin Davis Investments and B.C. Ziegler & Company

Conflict of Interest:	B. Riley Securities, Inc. has a “conflict of interest” in this offering within the meaning of Rule 5121 of the Financial Industry Regulatory Authority (“FINRA”). Accordingly, this offering will be made in compliance with the applicable provisions of FINRA Rule 5121(a)(2), which requires that a “qualified independent underwriter” as defined in FINRA Rule 5121(f)(5), participate in the preparation of the registration statement and prospectus and exercise its usual standards for due diligence in respect thereto. EF Hutton, division of Benchmark Investments, LLC has agreed to act as the qualified independent underwriter for this offering and has agreed in so acting to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 thereof. EF Hutton, division of Benchmark Investments, LLC will not receive a fee for acting as the qualified independent underwriter for this offering.

This communication is intended for the sole use of the person to whom it is provided by the issuer.

The issuer has filed a registration statement (including a base prospectus dated June 22, 2021) and a preliminary prospectus supplement dated September 28, 2021 with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from B. Riley Securities, Inc. at 1300 17th Street, Suite 1300, Arlington, VA 22209, or by calling (703) 312-9580, or by emailing prospectuses@brileyfin.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER E-MAIL SYSTEM.

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